SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        BVR SYSTEMS (1998) LTD. REPORTS FIRST YEARLY NET PROFIT IN SEVEN YEARS IN YEAR END RESULTS FOR 2005

        Rosh Ha’ayin, Israel – March 6, 2006 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $308 thousands or $0.00 per share for the fourth quarter of 2005, compared with a net earning of $7 thousands, or $0.00 per share for the fourth quarter of 2004. Net earning for fiscal 2005 was $121 thousands or $0.00 per share, compared with a net loss of $1.2 million or $0.01 per share for fiscal 2004.

        Revenues for the fourth quarter of 2005 grew to $4.5 million, compared with revenues of $3.6 million for the fourth quarter of 2004. In fiscal 2005, BVR’s revenues grew to $19.2 million compared with revenues in fiscal 2004 of $12.7 million.

        Gross profits for the fourth quarter of 2005 were $1.0 million, compared with gross profits of $1.1 million for the fourth quarter of the previous year. For fiscal 2005, gross profits were $4.5 million compared with a gross profit of $2.5 million for fiscal 2004.

        Operating loss for the fourth quarter of 2005 was $0.2 million, compared with operating earnings of $0.2 million for the same period last year. Operating earnings for fiscal 2005 were $0.4 million compared with an operating loss of $0.8 million for fiscal 2004.

        Mr. Ilan Gillies, BVR Systems CEO, commented: “We are very pleased with the results reported today. We believe that they follow changes we have undertaken since the beginning of 2004, which include a new strategy, restructuring of the organization and unifying the technology”. “BVR employees are the key to our success. These achievements were possible thanks to their dedication and talent.” added Gillies.

        “BVR is establishing a US and FMS market presence as well as enhancing BVR’s leadership position in the Embedded Training market through acquisitions.” said BVR’s Chairman Aviv Tzidon. The company announced, two week ago, that it is in the process of acquiring Blue Ridge Simulation, Inc. (BRS), a leading US supplier of high-performance radar simulators.

        During the fourth quarter of 2005 and January 2006 the company announced several new contracts including its sub-contract regarding the F16I simulator to the Israeli Air Force, IFEWS systems to the Israeli Air Force, upgrade of two MB339A training aircraft simulators to Aermacchi S.p.A. and an F16 MLU simulator to an international customer. Furthermore, the company demonstrated its Embedded Virtual Avionics (EVA) product with its ground breaking air-to-ground radar capabilities at the Singapore Air Show last month.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2005	2004
	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3,057		2,664
Restricted bank deposits	2,271	*	1,968
Trade receivables	1,479		3,884
Other receivables and prepaid expenses	291		435
Inventories	2,076		2,175

Total current assets	9,174		11,126

Other non-current assets	93	*	1,709

Fixed assets
Cost	10,037		9,712
Less - accumulated depreciation	9,193		8,864

Fixed assets, net	844		848

Total assets	10,111		13,683

* Reclassified

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2005	2004
	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Current maturities of long-term bank loans	517	517
Short-term loans	120	120
Trade payables	1,564	2,204
Excess of advances from customers over amounts
recognized as revenue	854	3,279
Other payables and accrued expenses	2,077	2,852

Total current liabilities	5,132	8,972

Long-term liabilities
Long-term bank loans	516	1,033
Long-term payables	607	-
Liability for employee severance benefits, net	79	69

Total long-term liabilities	1,202	1,102

Commitments and contingencies

Shareholders' equity (deficit)
Share capital:
Ordinary shares, NIS 1.00 par value
200,000,000 shares authorized; 95,800,210 and
95,863,757 shares issued and 95,400,210 and 95,663,757 shares
outstanding as at December 31,2004 and 2005, respectively)	21,306	21,247
Additional paid-in capital	17,688	17,700
Accumulated deficit	(35,217)	(35,338)

	3,777	3,609

Total liabilities and shareholders' equity	10,111	13,683

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Year ended December 31, 2005	Year ended December 31, 2004	Three months ended December 31, 2005	Three months ended December 31, 2004
	US$ thousands

Revenues:
Sales and services	17,450	12,684	4,452	3,588
Royalties and commissions	1,746	-	18	-

Total revenues	19,196	12,684	4,470	3,588

Cost of revenues	14,739	10,231	3,430	2,480

Gross profit	4,457	2,453	1,040	1,108

Operating expenses:
Research and development	614	294	170	174
Selling and marketing	1,356	1,139	333	315
General and administrative	2,117	1,822	696	424

Operating profit (loss)	370	(802)	(159)	195

Financial expenses, net	(187)	(496)	(134)	(119)
Other income (expenses), net	(2)	192	-	-

Profit (loss) before income taxes	181	(1,106)	(293)	76
Income tax expense	(60)	(119)	(15)	(69)

Net profit (loss) for the year	121	(1,225)	(308)	7

Profit (loss) per share:
Basic and diluted profit (loss) per share (in
US $)	0.00	(0.01)	(0.00)	0.00

Weighted-average number of Ordinary
Shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted profit
(loss) per share	95,528	106,342	95,618	131,963

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 6, 2006